Exhibit (a)(5)(A)

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UNITED STATES DISTRICT COURT
 SOUTHERN DISTRICT OF NEW YORK

JOEL ROSENFELD, on Behalf of Himself and All Others Similarly Situated,	)	Case No.
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Plaintiff,	)	CLASS ACTION
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vs.	)	CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS
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KATE SPADE & COMPANY, CRAIG A. LEAVITT, DEBORAH J. LLOYD, NANCY J. KARCH, LAWRENCE S. BENJAMIN, RAUL J. FERNANDEZ, CARSTEN FISCHER, KENNETH B. GILMAN, KENNETH P. KOPELMAN, DOUGLAS MACK, JAN SINGER, and DOREEN A. TOBEN,
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	)	JURY TRIAL DEMANDED
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Defendants.	)

Plaintiff Joel Rosenfeld (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.          This is a class action brought on behalf of the public stockholders of Kate Spade & Company (“Kate Spade” or the “Company”) against Kate Spade and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on  a  proposed  transaction,  pursuant  to  which  Kate  Spade  will  be  acquired  by  Coach,  Inc.

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(“Coach”) through its wholly-owned subsidiary Chelsea Merger Sub Inc. (“Merger Sub”) (the “Proposed Transaction”).

2.          On May 8, 2017, Kate Spade and Coach issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated May 7, 2017 to sell Kate Spade to Coach. Under the terms of the Merger Agreement, Coach will acquire all outstanding shares of Kate Spade for $18.50 in cash per share of Kate Spade’s common stock (the “Offer Price”). Pursuant to the Merger Agreement, Coach, through Merger Sub, commenced the Tender Offer on May 26, 2017. The Tender Offer is scheduled to expire at 11:59 p.m., New York City time on June 23, 2017. The Proposed Transaction is valued at approximately $2.4 billion.

3.          On May 26, 2017, Kate Spade filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC.  The Recommendation Statement, which recommends that Kate Spade stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Kate Spade’s financial projections, relied upon by Kate Spade’s financial advisor, Perella Weinberg Partners LP (“Perella”) in connection with rendering its fairness opinion; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Perella; (iii) Kate Spade insiders’ potential conflicts of interest; and (iv) the background process leading to the Proposed Transaction. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act  as  Kate  Spade  stockholders  need  such  information  in  order  to  make  a  fully  informed decision whether to tender their shares in support of the Proposed Transaction.

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4.          In short, the Proposed Transaction will unlawfully divest Kate Spade’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders.  To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.          This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.          This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.          Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists.  Kate Spade is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8.          Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Kate Spade.

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9.          Defendant Kate Spade is a Delaware corporation with its principal executive offices located at 2 Park Avenue, New York, New York 10016.  The Company operates principally under two global, multichannel lifestyle brands: kate spade new york and JACK SPADE.  Kate Spade’s common stock is traded on the New York Stock Exchange under the ticker symbol “KATE.”

10.          Defendant Craig A. Leavitt (“Leavitt”) has been Chief Executive Officer (“CEO”) and a director of the Company since February 2014. Defendant Leavitt previously served as Co-President and Chief Operating officer of Kate Spade, LLC from April 2008 through October 2010, when he was named CEO of Kate Spade, LLC.

11.          Defendant Deborah J. Lloyd (“Lloyd”) is Chief Creative Officer of the Company and has been a director of the Company since February 2014. Defendant Lloyd joined Kate Spade, LLC as Co-President and Chief Creative Officer in November 2007.

12.          Defendant Nancy J. Karch (“Karch”) has been non-executive Chairman of the Board since May 2013 and a director of the Company since 2000.

13.          Defendant Lawrence S. Benjamin (“Benjamin”) has been a director of the Company since January 2011.

14.          Defendant Raul J. Fernandez (“Fernandez”) has been a director of the Company since 2000.

15.          Defendant Carsten Fischer (“Fischer”) has been a director of the Company since July 2016.

16.          Defendant Kenneth B. Gilman (“Gilman”) has been a director of the Company since February 2008.

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17.          Defendant Kenneth P. Kopelman (“Kopelman”) has been a director of the Company since 1996.

18.          Defendant Douglas Mack (“Mack”) has been a director of the Company since June 2014.

19.          Defendant Jan Singer (“Singer”) has been a director of the Company since May 2015.

20.          Defendant Doreen A. Toben (“Toben”) has been a director of the Company since 2009.

21.          Defendants Leavitt, Lloyd, Karch, Benjamin, Fernandez, Fischer, Gilman, Kopelman, Mack, Singer and Toben are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

22.          Coach is a Maryland corporation with its principal executive offices located at 10 Hudson Yard, New York, New York 10001.  Coach is a leading New York design house of modern luxury accessories and lifestyle brands.

23.          Merger Sub is a Delaware corporation and wholly-owned subsidiary of Coach.

CLASS ACTION ALLEGATIONS

24.          Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Kate Spade common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

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25.          Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

26.          The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class.   As of May 22, 2017, there were 128,623,421 shares of Company common stock issued and outstanding.  All members of the Class may be identified from records maintained by Kate Spade or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

27.          Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)          Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)          Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)          Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)          Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

28.          Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

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29.          A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

30.          Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and Strong Financial Outlook

31.          Kate Spade operates principally under two global, multichannel lifestyle brands: kate spade new york and JACK SPADE. The Company’s four category pillars — women’s, men’s, children’s and home — span demographics, genders and geographies. In addition, Kate Spade owns the Adelington Design Group, a private brand jewelry design and development group. The Company operates kate spade new york and JACK SPADE through one operating segment in North America and three operating segments in each of Japan, Asia (excluding Japan), and Europe.

32.          The Company’s kate spade new york brand offers fashion products for women and children and home products.   The kate spade new  york brand product line includes handbags, small leather goods, jewelry and apparel, along with a variety of licensed products including footwear, fragrances, swimwear and watches, among other items. The Company’s JACK SPADE brand offers fashion products for men, including briefcases, travel bags, small leather goods, fashion accessories and apparel.

33.          On February 16, 2017, Kate Spade announced its fourth quarter and full year 2016 financial results. For the quarter, the Company reported net sales of $471 million, a 9.8% increase from the fourth quarter of 2015. Income from continuing operations for the quarter was

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$87 million, or $0.67 per diluted share, compared to $62 million, or $0.48 per diluted share, in the  fourth  quarter  of  2015.   For  the  full  year  2016,  the  Company  reported  income  from continuing operations of $152 million, or $1.17 per diluted share, compared to $22 million, or $0.17 per diluted share, for the full year 2015. Defendant Leavitt commented on the favorable financial results, stating:

Our solid fourth quarter and fiscal year performance demonstrate the strength of our differentiated business model, as we continued to gain market share and deliver  strong  growth  despite  a  challenging  retail  environment.  In  2016,  we further  strengthened  our  handbag  portfolio,  introduced  new  categories  to  our casual ready-to-wear classifications, and thoughtfully expanded our global store base, opening 52 net new owned and partner-operated stores.

George Carrara (“Carrara”), Kate Spade’s President and Chief Operating Officer, also commented:

We are pleased to report top-line growth of 14% for the full-year. In 2016, we delivered Adjusted EBITDA margin expansion of 220 basis points compared to the prior year, reflecting our ongoing focus on expense management, as well as the benefit of lower annual incentive compensation year-over-year. We generated robust cash flow and ended the year in a strong financial position, and with nearly $500 million in cash.

34.          On April 18, 2017, Kate Spade reported its first quarter 2017 financial results. Though the Company’s net sales slightly declined to $271 million, compared to $274 million in the first quarter of 2016, defendant Leavitt and Carrara remained positive and pleased with the quarter’s results. Defendant Leavitt noted:

Despite a challenging retail environment and the later Easter holiday, we achieved yet another quarter of double-digit eCommerce comparable sales growth, which helped offset softness in bricks and mortar stores.  Against this backdrop, we delivered strong gross margin expansion while working to drive profitable growth across our categories and channels.

Carrara added:

We delivered over 140 basis points of gross margin expansion in the first quarter driven by operational efficiencies and our continued focus on quality of sale

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amidst a highly promotional environment. In addition, we continued to generate robust cash flow over the past twelve months and ended the quarter with $422 million in cash. We delivered these solid results despite the factors that negatively impacted our first quarter performance.

The Process Leading Up to the Proposed Transaction

35.          On February 1, 2016, defendant Leavitt and Carrara met with Coach’s CEO and President to discuss a potential business combination.

36.          On February 16, 2016, Coach delivered a preliminary indication of interest to acquire the Company for $22.00 per share, including a request for exclusivity. Following discussion, the Board deemed the indication of interest insufficient.

37.          On March 22, 2016, the Board formally engaged Perella as the Company’s financial advisor in connection with an acquisition of Kate Spade.

38.          On November 14, 2016, Caerus Investors, a Company stockholder, released a public letter to the Board recommending a sale of Kate Spade.

39.          On June 6, 2016, Carrara met with Coach’s President to discuss the retail industry generally.

40.          On November 14 and December 1, 2016, defendant Leavitt met with Coach’s CEO regarding a potential transaction.

41.          On December 5, 2016, at the Board’s direction, Perella contacted fifteen prospective counterparties, including ten strategic entities and five financial sponsor entities. Three responded that they were interested in further discussions, including Coach, a strategic entity referred to in the Recommendation Statement as “Party A” and a financial sponsor referred to in the Recommendation Statement as “Party B.”

42.          On January 7, 2017, Kate Spade entered into a confidentiality agreement with Coach.

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43.          On January 17 and January 26, 2017, the Company executed confidentiality agreements with Party A and Party B, respectively. The Recommendation Statement fails to disclose whether these confidentiality agreements contain standstill provisions that operate to preclude either party from submitting a topping bid for the Company.

44.          Party B subsequently informed Perella it would not be submitting a bid for the Company.

45.          On February 13, 2017, Coach submitted a preliminary indication of interest to acquire Kate Spade in the range of $18.00 – $22.00 per share, consisting of a combination of cash and Coach stock.

46.          That same day, Party A submitted a preliminary indication of interest to acquire Kate Spade in an all cash transaction in the range of $20.00 – $22.00 per share.

47.          Between February 16 and March 21, 2017, Company management participated in meetings with the management of each of Coach and Party A.

48.          On February 27, 2017, Perella provided Coach and Party A with a bid instruction letter, indicating that the submission deadline for final round bids was March 27, 2017.

49.          On March 8, 2017, Party A informed Perella it would not be submitting a bid for the Company.

50.          On March 21, 2017, Coach informed Perella it would not be submitting a bid by the March 27, 2017 deadline and the Board agreed to extend the bid deadline date.

51.          On April 29, 2017, Coach submitted a proposal to acquire the Company for $18.00 per share in cash. Coach included a mark-up of the draft merger agreement, which included a condition that certain key senior Kate Spade management execute retention agreements prior to signing the Merger Agreement.

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52.          At a May 1, 2017 Board meeting, the Board reviewed and discussed Coach’s offer, the Company’s preliminary projections for 2017 through 2019 (the “Projections”), Kate Spade’s first quarter results and the underlying trend in the Company’s business performance reflected in the first quarter results, including sensitivity analysis related thereto. Following discussion, the Board determined to reject Coach’s offer.

53.          On May 2, 2017, Coach submitted a revised proposal to acquire the Company for $18.50 per share in cash, which again included the condition that certain key senior Kate Spade management execute retention agreements prior to signing the Merger Agreement.

54.          At a May 3, 2017 meeting, the Board again discussed the Projections, including the sensitivity analysis related to the Company’s first quarter results. The Board then authorized management and its advisors to proceed with negotiating a transaction.  The Board also authorized certain members of the Company’s senior management team to initiate negotiation on their respective post-closing retention arrangements with Coach in accordance with the terms previously discussed with the Board, which they negotiated until the parties signed the Merger Agreement on May 7, 2017. The Recommendation Statement completely omits any of the employment related discussions and negotiations that occurred between Coach and the members of Kate Spade’s senior management team.

55.          On May 7, 2017, Perella rendered its fairness opinion and the Company’s legal advisors reviewed the terms of the arrangements with certain of Kate Spade’s senior management team.  The Board then approved and executed the Merger Agreement.

The Proposed Transaction

56.          On May 8, 2017, Kate Spade issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

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NEW  YORK—May  8,  2017—Coach,  Inc. (NYSE:COH)  (SEHK:6388),  a leading New York design house of modern luxury accessories and lifestyle brands, today announced it has signed a definitive agreement to acquire Kate Spade & Company (NYSE:KATE). Under the terms of the transaction Kate Spade shareholders will receive $18.50 per share in cash for a total transaction value of $2.4 billion. The transaction represents a 27.5% percent premium to the unaffected closing price of Kate Spade’s shares as of December 27, 2016, the last trading day prior to media speculation of a transaction. The transaction has been unanimously  approved  by  the  Boards  of  Directors  of Kate  Spade  & Company and Coach, Inc.

Victor Luis, Chief Executive Officer of Coach, Inc. said, “Kate Spade has a truly unique and differentiated brand positioning with a broad lifestyle assortment and strong awareness among consumers, especially millennials. Through this acquisition, we will create the first New York-based house of modern luxury lifestyle brands, defined by authentic, distinctive products and fashion innovation. In addition, we believe Coach’s extensive experience in opening and operating specialty retail stores globally, and brand building in international markets, can unlock Kate Spade’s largely untapped global growth potential. We are confident that this combination will strengthen our overall platform and provide an additional vehicle for driving long-term, sustainable growth.”

* * *

Kevin Wills, Coach’s Chief Financial Officer added, “Due to the complementary nature of our respective businesses, we believe that we can realize a run rate of approximately $50 million in synergies within three years of the deal closing. These cost synergies will be realized through operational efficiencies, improved scale and inventory management, and the optimization of Kate Spade’s supply chain network. At the same time, to ensure the long-term viability and health of the Kate Spade brand, and similar to the steps Coach has itself taken over the last three years, we plan to reduce sales in Kate Spade’s wholesale disposition and online flash sales channels. Therefore, the reduction in profitability from the pullback in these channels will be offset by the realization of these substantial synergies. As a result, we expect that the acquisition will be accretive in fiscal 2018 on a non-GAAP basis, and will reach double-digit accretion by fiscal 2019, also on a non-GAAP basis.”

Mr. Luis concluded, “The acquisition of Kate Spade is an important step in Coach’s evolution as a customer-focused, multi-brand organization. The combination enhances our position in the attractive global premium handbag and accessories, footwear and outerwear categories, bringing product, brand positioning and customer diversification to the portfolio, and establishing scale in key functions with the resources to invest in talent and innovation. In addition, we believe the Kate Spade brand will benefit from our best-in-class supply chain and strong corporate infrastructure.”

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Strategic Rationale

The combination of Coach, Inc. and Kate Spade & Company will create a leading luxury lifestyle company with a more diverse multi-brand portfolio supported by significant expertise in handbag design, merchandising, supply chain and retail operations as well as solid financial acumen. Coach’s history and heritage, multi-channel, international distribution model, and seasoned leadership team uniquely position it to drive long-term sustainable growth for Kate Spade. Coach is focused on preserving Kate Spade’s brand independence as well as retaining key talent, ensuring a smooth transition to Coach, Inc.’s ownership.

Transaction Details

The transaction is not subject to a financing condition. Coach has secured committed bridge financing from BofA Merrill Lynch. The $2.4 billion purchase price is expected to be funded by a combination of senior notes, bank term loans and approximately $1.2 billion of excess Coach cash, a portion of which will be used to repay an expected $800 million 6-month term loan. The transaction is expected to close in the third quarter of calendar 2017, subject to customary closing conditions, including the tender of a majority of the outstanding Kate Spade & Company shares pursuant to the offer and receipt of required regulatory approvals.

Insiders’ Interests in the Proposed Transaction

57.          Coach and Kate Spade insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Kate Spade.

58.          Company insiders stand to reap a substantial financial windfall for securing the deal with Coach. Notably, Kate Spade entered into letter agreements (the “Deal Completion Bonus Letters”) with each of Carrara and Thomas Linko (“Linko”), the Company’s Senior Vice President and Chief Financial Officer (“CFO”), pursuant to which each executive will receive a special one-time cash deal completion bonus following each executive’s termination of employment with the Company in the amount of $750,000 and $500,000, respectively.

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59.          Additionally, the Company’s directors and executive officers will receive substantial  cash consideration  in connection  with tendering  their shares of Company common stock in the Tender Offer, as set forth in the following table:

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)(2)
Lawrence S. Benjamin(1)	57,047	$1,055,369.50
Raul J. Fernandez(1)	81,715	$1,511,727.50
Carsten Fischer(1)	7,893	$146,020.50
Kenneth B. Gilman(1)	128,567	$2,378,489.50
Nancy J. Karch(1)	174,017	$3,219,314.50
Kenneth P. Kopelman(1)	128,876	$2,384,206.00
Douglas Mack(1)	16,386	$303,141.00
Jan Singer(1)	17,261	$319,328.50
Doreen A Toben(1)	89,384	$1,653,604.00
Craig A. Leavitt	125,509	$2,321,916.50
George Carrara	44,061	$815,128.50
Deborah J. Lloyd	79,682	$1,474,117.00
Thomas J. Linko	13,833	$255,910.50
Linda S. Yanussi	10,895	$201,557.50
Marissa Andrada	—	—
Timothy Michno	—	—
All of our current directors and executive officers as a group	975,126	$18,039,831.00

60.          Moreover, pursuant to the Merger Agreement, each outstanding Company option, restricted stock unit award, performance share unit award and market share unit award will be converted into the right to receive cash payments.   The following table summarizes the cash payments the executive officers and directors stand to receive in connection with their restricted stock unit awards, performance share unit awards and market share unit awards:

Name of Executive Officer	Number of Shares Subject to Company Restricted Stock Unit Awards (#)	Cash Consideration for Restricted Stock Unit Awards ($)	Number Shares Subject to Company Performance Share Unit Awards (#)	Cash Consideration for Performance Share Unit Awards ($)	Number Shares Subject to Company Market Share Unit Awards (#)	Cash Consideration for Market Share Unit Awards ($)
Craig A. Leavitt	242,122	$4,479,257	395,454	$7,315,899	156,510	$2,895,435
George Carrara	72,638	$1,343,803	118,637	$2,194,785	53,804	$995,374

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Deborah J. Lloyd	158,591	$2,933,934	259,024	$4,791,944	150,972	$2,792,982
Thomas J. Linko	16,950	$313,575	27,684	$512,154	14,923	$276,076
Linda S. Yanussi	16,950	$313,575	27,684	$512,154	16,392	$303,252
Marissa Andrada(1)	28,577	$528,675	7,685	$142,173	—	—
Timothy Michno	22,028	$407,518	17,950	$332,075	—	—

61.          Further, if they are terminated in connection with the Proposed Transaction, Kate Spade’s named executive officers are set to receive substantial cash payments in the form of golden parachute compensation. Defendants Leavitt and Lloyd each stand to receive over $24 million in severance payments.  The following table sets forth  the golden  parachute compensation the Company’s executive officers stand to  receive in  connection with the Proposed Transaction:

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)		Total ($)
Named Executive Officers
Craig A. Leavitt	$10,500,000	$14,690,591	$87,406	(5)		$25,277,997
George Carrara	$3,750,000	$4,533,962	$9,733	$750,000	(6)	$9,043,695
Deborah J. Lloyd	$13,775,000	$10,518,860	$85,493	(5)		$24,379,353
Thomas J. Linko	$1,196,250	$1,101,805	$18,800	$500,000	(6)	$2,816,855
Linda S. Yanussi	$1,223,750	$1,128,981	$10,620	—		$2,363,351

The Recommendation Statement Contains Material Misstatements or Omissions

62.          The defendants filed a materially incomplete and misleading Recommendation Statement  with  the  SEC  and  disseminated  it  to  Kate  Spade’s  stockholders.     The Recommendation Statement misrepresents or omits material information that is necessary for the

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Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer.

63.          Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Kate Spade’s financial projections, relied upon by Kate Spade’s financial advisor Perella; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Perella; (iii) Kate Spade insiders’ potential conflicts of interest; and (iv) the background process leading to the Proposed Transaction.  Accordingly, Kate Spade stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer without all material information at their disposal.

Material Omissions Concerning Kate Spade’s Financial Projections

64.          The Recommendation Statement fails to disclose material information relating to the Company’s financial projections relied upon by Perella for its analyses.

65.          For example, the Recommendation Statement sets forth: In arriving at its opinion, Perella Weinberg, among other things:

* * *

•
reviewed (x) the Projections and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company, including the management forecasts and (y) certain sensitivity cases with respect thereto, which sensitivity cases were developed with the consent of management and the Board of Directors;

•	reviewed certain publicly available financial forecasts relating to the Company;

66.          The Recommendation Statement also sets forth:

Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Wall Street consensus estimates using FactSet (“Wall Street

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Consensus DCF”) and the Projections (“Company Forecast DCF”), including certain sensitivity cases with respect to the Projections, by:

•
calculating, in each case, the present value as of April 1, 2017 of the estimated standalone unlevered free cash flows (calculated as operating income, including stock based compensation expense, after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 using discount rates ranging from 10.5% to 12.5% based on estimates of the weighted average cost of capital of the Company derived using CAPM, and

•	adding, in each case, terminal values calculated using terminal value multiples ranging from 8.0x to 10.0x and discounted using rates ranging from 10.5% to 12.5%.

Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

Perella Weinberg used a range of discount rates from 10.5% to 12.5% derived by application of the CAPM, which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg three-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for the Company (discounted at 10.5% to 12.5% and using terminal value multiples ranging from 8.0x to 10.0x). In calculating implied enterprise values, Perella Weinberg included a present value for net operating loss benefits ranging between $197 million and $186 million, depending on the various estimates and sensitivities. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt and added cash, cash equivalents, including restricted cash, and the book value of investments in unconsolidated subsidiaries in each case as of April 1, 2017. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method).

In addition, Perella Weinberg reviewed with the management of the Company and Board of Directors various sensitivities with respect to the Projections. These sensitivities were developed with the consent of, and in consultation with, management and the Board of Directors of the Company. The sensitivities (referred to below as “2017 Trend Sensitivities DCF”) (i) assumed that the Company’s 2017 first quarter performance would continue throughout FY 2017 and incorporate the Projections growth rate for FY 2018 and 2019 EBITDA and (ii) assumed that the Company’s 2017 first quarter performance would continue

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throughout 2017 and incorporate the Wall Street consensus growth rate projected for FY 2018 and 2019 EBITDA.

67.          The Recommendation Statement, however, fails to disclose (i) the sensitivity cases used by Perella in the “2017 Trend Sensitivities DCF”; (ii) publicly available financial forecasts relating to Kate Spade used by Perella in its “Wall Street Consensus DCF”; (iii) the Company’s standalone unlevered free cash flows that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 for each projection case; (iv) the Company’s estimated EBITDA over the projection period for each of the projection cases; (v) the Company’s projected net operating loss benefits; and (vi) the definition of cash flow from operations and the projection line items used to derive cash flow from operations.

68.          In addition, the Recommendation Statement fails to disclose any information concerning when the sensitivity cases were developed and why they were developed. Notably, the range of implied value per share of $21.30 - $26.90, resulting from the discounted cash flow (“DCF”) analysis Perella performed utilizing the Projections, is completely above the Offer Price of $18.50. Not surprisingly, the Offer Price of $18.50 fits into the range of implied value per share of $15.10 - $23.40, resulting from the 2017 Trend Sensitivities DCF analysis Perella performed utilizing the sensitivity cases to the Company’s Projections. The timing of and basis for creating the sensitivities to the Company Projections that were utilized by Perella is critical to allow stockholders to observe whether the sensitivities were created solely to be able to fit the Offer Price of $18.50 into a range of “fairness”.

69.          The   omission   of   this   information   renders   the   statements   in   the Certain Unaudited Prospective Financial Information section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Perella’s Financial Analyses

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70.          The Recommendation Statement describes Perella’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Perella’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Perella’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Perella’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Kate Spade’s stockholders.

71.          For example, with respect to Perella’s Selected Publicly Traded Companies Analysis, the Recommendation Statement fails to disclose the benchmarking analyses for Kate Spade in relation to the target companies and the financial operating characteristics and other factors observed by Perella.

72.          With respect to Perella’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the Company’s standalone unlevered free cash flows that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 for each projection case; (ii) the Company’s estimated 2019 EBITDA used to derive the terminal value; (iii) the inputs used to derive the range of discount rates of 10.5% to 12.5%; and (iv) the net operating loss benefits  estimates and sensitivities.

73.          The omission of this information renders the following statements in the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act:

(a)          From pages 39-40 of the Recommendation Statement

Selected Publicly Traded Companies Analysis

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Perella Weinberg reviewed and compared certain financial information of the Company to corresponding financial information, market trading data and valuation multiples of certain selected publicly-traded companies. For each of the selected publicly-traded companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information. For the Company, Perella Weinberg made calculations based on company filings for historical information and both consensus third party research estimates and the Projections for forecasted information.

Using publicly available information, Perella Weinberg calculated and compared, for each selected company, (i) the ratio (the “EV/2017E EBITDA Multiple”) of its enterprise value (based on such company’s closing share price as of May 5, 2017) to its calendar year 2017 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (ii) the ratio of its share price (based on such company’s closing share price as of May 5, 2017) to its calendar year 2017 estimated earnings per share (“EPS”). The following table summarizes the results of this review:

Selected Publicly-Traded Companies	EV/2017E EBITDA Multiple		Share Price/2017E EPS
Core Peers
Coach, Inc.	10.0	x	18.8	x
Michael Kors Holdings	5.7	x	9.4	x
Other Accessible Luxury Companies
Moncler	14.5	x	24.1	x
Lululemon Athletica Inc.	11.6	x	22.5	x
Burberry Group, Inc.	10.8	x	20.3	x
Hugo Boss AG	9.9	x	19.8	x
Ralph Lauren Corporation	6.9	x	15.6	x

Based on the multiples calculated as described above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 7.0x to 8.5x to fiscal year 2017 EBITDA of the Company using Wall Street consensus estimates and the Company management’s estimated EBITDA, to derive a range of estimated implied values of approximately $13.60 to $16.40 and $13.50 to $16.30 per Share, respectively. Further, Perella Weinberg applied a range of multiples of 17.0x to 20.0x to fiscal year 2017 EPS of the Company using Wall Street consensus estimates and the Company management’s estimated EPS, to derive a range of estimated implied values of approximately $13.60 to $16.00 and $12.80 to $15.10 per Share, respectively. Perella Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

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Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Perella Weinberg’s comparison of selected companies to the Company and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Wall Street consensus estimates using FactSet (“Wall Street Consensus DCF”) and the Projections (“Company Forecast DCF”), including certain sensitivity cases with respect to the Projections, by:

•
calculating, in each case, the present value as of April 1, 2017 of the estimated standalone unlevered free cash flows (calculated as operating income, including stock based compensation expense, after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 using discount rates ranging from 10.5% to 12.5% based on estimates of the weighted average cost of capital of the Company derived using CAPM, and

•	adding, in each case, terminal values calculated using terminal value multiples ranging from 8.0x to 10.0x and discounted using rates ranging from 10.5% to 12.5%.

Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

Perella Weinberg used a range of discount rates from 10.5% to 12.5% derived by application of the CAPM, which takes into account certain company-specific metrics, including the Company’s target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg three-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for the Company (discounted at 10.5% to 12.5% and using terminal value multiples ranging from 8.0x to 10.0x). In calculating implied enterprise values, Perella Weinberg included a present value for net operating loss benefits ranging between $197 million and $186 million, depending on the various estimates and sensitivities. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt and added cash, cash

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equivalents, including restricted cash, and the book value of investments in unconsolidated subsidiaries in each case as of April 1, 2017. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method).

In addition, Perella Weinberg reviewed with the management of the Company and Board of Directors various sensitivities with respect to the Projections. These sensitivities were developed with the consent of, and in consultation with, management and the Board of Directors of the Company. The sensitivities (referred to below as “2017 Trend Sensitivities DCF”) (i) assumed that the Company’s 2017 first quarter performance would continue throughout FY 2017 and incorporate the Projections growth rate for FY 2018 and 2019 EBITDA and (ii) assumed that the Company’s 2017 first quarter performance would continue throughout 2017 and incorporate the Wall Street consensus growth rate projected for FY 2018 and 2019 EBITDA.

These analyses resulted in the following approximate implied per share equity reference range for the Shares:

Range of Implied Value Per Share
Company Forecast DCF	$21.30 - $26.90
Wall Street Consensus DCF	$17.50 - $22.00
2017 Trend Sensitivities DCF	$15.10 - $23.40

Perella Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Material Omissions Concerning Insiders’ Potential Conflicts of Interest

74.          The Recommendation Statement also materially misleads stockholders as to the potential conflicts of interest faced by Kate Spade management and the Board.

75.          The Recommendation Statement sets forth that “[a]lthough such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with Parent or the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates.”

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Recommendation Statement at 17.  Yet, at its May 3, 2017 meeting, the Board “authorized certain members of the Company’s senior management team to initiate negotiation on their respective post-closing retention arrangements with Parent in accordance with the terms previously discussed with the Board of Directors.” The Recommendation Statement completely fails to set forth any of the employment related discussions and negotiations that occurred between Coach and “certain members of the Company’s senior management team” following the May 3, 2017 Board meeting.

76.          Further, the Recommendation Statement discloses that Coach’s April 29 and May 2 proposals each included a “condition that certain key senior management of the Company execute retention agreements prior to the signing of the Merger Agreement.” Although the Recommendation Statement discloses waiver letter agreements (the “Waiver Letters”) the Company entered into with various members of Kate Spade senior management, as the Recommendation Statement fails to disclose the negotiations thereof, it is unclear if these Waiver Letters were entered into in connection with Coach’s condition that certain Company executives execute retention agreements.

77.          The Recommendation Statement also fails to disclose any information with respect to the negotiation of the Deal Completion Bonus Letters the Company entered into with defendant Carrara and Linko, the Company’s CFO, providing for one-time cash deal completion bonuses of $750,000 and $500,000, respectively.

78.          Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations

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that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

79.          The omission of this information renders the statements in the “Arrangements between the Company and its Executive Officers, Directors and Affiliates” and “Background of Offer and Merger” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Sale Process

80.          The Recommendation Statement also fails to disclose or misstate material information relating to the sale process leading up to the Proposed Transaction.

81.          The Recommendation Statement fails to expressly indicate whether the confidentiality agreements the Company entered into with Party A and Party B contained standstill provisions that are still in effect and/or “don’t-ask-don’t-waive” standstill provisions that are presently precluding these parties from making a topping bid for the Company. Such information is material to Kate Spade stockholders as a reasonable Kate Spade stockholder would find it material and important to their voting decision whether or not parties that had previously been interested in a potential acquisition of the Company are now foreclosed from submitting superior proposals.

82.          Defendants’ failure to provide Kate Spade stockholders with the foregoing material information renders the statements in the “Background of Offer and Merger” section of the Proxy false and/or materially misleading and constitutes a violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and SEC Rule 14d-9 promulgated thereunder.   The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement.

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Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations
 of Section 14(d) of the Exchange Act and SEC Rule 14d-9

83.          Plaintiff repeats all previous allegations as if set forth in full.

84.          Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Kate Spade stockholders to tender their shares in the Tender Offer.

85.          Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

86.          The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

87.          Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading.  Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

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88.          The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision  whether  to  tender  their  shares  if  such  misrepresentations  and  omissions  are  not corrected prior to the expiration of the Tender Offer.  Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for
Violations of Section 14(e) of the Exchange Act

89.          Plaintiff repeats all previous allegations as if set forth in full.

90.          Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

91.          Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer.

92.          As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares.

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COUNT III

Class Claims Against the Individual Defendants for
 Violation of Section 20(a) of the Exchange Act

93.          Plaintiff repeats all previous allegations as if set forth in full.

94.          The Individual Defendants acted as controlling persons of Kate Spade within the meaning of Section 20(a) of the Exchange Act as alleged herein.  By virtue of their positions as officers  or  directors  of  Kate  Spade  and  participation  in  or  awareness  of  the  Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

95.          Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

96.          In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.  The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction.  They were, thus, directly involved in the making of this document.

97.          In  addition,  as  the  Recommendation  Statement  sets  forth  at  length,  and  as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction.  The Recommendation Statement purports to describe the

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various issues and information that they reviewed and considered - descriptions which had input from the Individual Defendants.

98.          By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Kate Spade, and against defendants, as follows:

A.          Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff s counsel as Class counsel;

B.          Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.          In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.          Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiffs attorneys’ and experts’ fees; and

E.          Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: May 31, 2017	WEISSLAW LLP

	By	/s/ Richard A. Acocelli
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, New York 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

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Email: racocelli@weisslawllp.com

Attorneys for Plaintiff